Exhibit 99.125

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD RAMP REACHES THUNDER CREEK DEPOSIT, INTERSECTS
HIGH-GRADE GOLD MINERALIZATION

•                 200 Level (“L”) access ramp exposes high-grade mineralization in Rusk Zone.

•                 Among high-grade intercepts from initial underground drilling are: 12.60 gpt over 9.10 m, including 19.27 gpt over 5.60 m, 15.07 gpt over 10.40 m, including 65.89 gpt over 3.60 m, and 8.59 gpt over 8.90 m, including 15.03 gpt over 4.65 m.

•                 Mineralization shows similar characteristics to previously reported TC07-36 (24.61 gpt over 7.00 m), including visible gold (“VG”).

•                 Zone intersected carries minimum 150 m strike length, remains open to northeast and southwest, and demonstrates potential for high-grade extensions up plunge towards surface.

Toronto, Ontario (June 29, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced that the new access ramp connecting the Timmins Mine to the Thunder Creek Deposit has reached Thunder Creek and intersected high-grade mineralization. In addition, the Company also reported high-grade intersections from the initial five holes (2,081 m) of underground drilling to test the Thunder Creek Rusk Zone.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Reaching the mineralization at Thunder Creek is a critical milestone for Lake Shore Gold as we move forward to establish an initial National Instrument 43-101 compliant resource estimate at Thunder Creek and to develop the project and bring it into production. We are very pleased with the mineralization encountered so far in the ramp, which is consistent with the mineralization from surface and underground diamond drilling. The initial results from underground drilling have also easily met our expectations based on past drilling and support our belief that Thunder Creek is destined to be a very substantial and successful mining project.

“Over the next month, our work along the 200 L access ramp will focus on diamond drilling, drifting in support of diamond drilling and establishing required infrastructure. Once more drill results are received we plan to commence development along the mineralization in August which will allow us to begin initial processing of Thunder Creek mineralization at the Bell Creek Mill later in the year consistent with our target for 2010 of at least 10,000 ounces of gold from Thunder Creek.”

Underground drilling was completed from two cut-outs off the 200 L access ramp located 150 and 400 m north of the Thunder Creek Deposit. The drilling targeted the area of the projected intersection of the new ramp with the Rusk Horizon. Among significant results are: 12.60 gpt over 9.10 m, including 19.27 gpt over 5.60 m, in TC200-002A; 15.07 gpt over 10.40 m, including 65.89 gpt over 3.60 m, in TC200-004; and 8.59 gpt over 8.90 m, including 15.03 gpt over 4.65 m, in TC200-005A. TC200-002A tested the Rusk Zone 15 m below and to the east of previously announced surface hole TC07-36 (24.61 gpt over 7.00 m). TC200-004 tested the Zone 30 m above and to the east of TC07-36, while TC200-005A tested the Zone 15 m to the east of TC07-36.

The best mineralization encountered in the five initial holes displayed characteristics similar to those found in TC07-36, which include locally intense carbonate, hematite and potassic alteration, 1 to 5% sulphide mineralization and VG. All four holes also intersected small lenses of porphyry similar to those found in deeper surface holes intersecting the Porphyry Zone. The Zone is open to the northeast and southwest and based on previous wide spaced surface drilling has a minimum strike length at this elevation of 150 m. The results in TC200-004 also suggest the potential to identify significant high-grade mineralization above the 300 L and upplunge of the high-grade core of the Zone towards surface.

Four additional holes, TC200-006, TC200-007, TC200-008 and TC200-009B, have also been completed from the cutout located 150 m from the Zone and are in various stages of logging, sampling and assaying. TC200-006 and TC200-007 were drilled 15 and 30 m above TC200- 005A, respectively, with TC200-008 being drilled 15 m below. TC200-009B tested the zone 15 m east of surface hole TC07-30 (12.81 gpt over 3.1 m) which is 15 m east of TC200-005A. Observations to date indicate that all four of these holes have successfully intersected the Rusk Zone encountering similar alteration and locally elevated sulphides as was found in the initial five holes being reported today. Additionally, VG was observed in holes TC200-006, TC200-007 and TC200-008.

Drilling off the 200 L is presently continuing with two drills working from two separate cut-outs located 150 m from the Rusk Zone. The focus of the drilling is to continue expanding the drill pattern outwards from the currently drilled area on a 15 m wide by 15 m high pattern.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drilling being completed on the Thunder Creek property is Stephen Conquer, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. BQTK size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished to a capacity of 1,500 tonnes per day with plans in place to expand the Mill incrementally to 3,000 tonnes per day. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward- looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on SEDAR at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com

Thunder Creek - New Assay Results (Underground Drilling)

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
TC200-001B	385.70	386.20	3.19	0.50
	388.50	391.50	3.44	3.00
includes	390.50	391.50	7.74	1.00
TC200-002A	364.70	373.80	12.60	9.10
includes	364.70	365.20	7.03	0.50
and	367.30	372.90	19.27	5.60	VG @ 366.4 & 370.0m
includes	371.20	372.90	33.89	1.70
TC200-003	373.30	374.00	1.48	0.70
TC200-004	353.50	363.90	15.07	10.40
includes	354.10	354.65	37.50	0.55
and	360.30	363.90	65.89	3.60	VG @ 360.3 & 361.2m
includes	360.30	360.80	168.00	0.50
	388.20	390.50	1.29	2.30
	397.80	399.30	2.33	1.50
	411.70	412.70	2.51	1.00
TC200-005A	165.00	173.90	8.59	8.90
includes	169.25	173.90	15.03	4.65	VG @ 169.95, 170.20, 170.40 & 170.95m
includes	169.25	170.20	30.30	0.95
	176.80	177.80	1.34	1.00

Notes:

1) Holes TC200-001, TC200-001A, TC200-002 and TC200-005 stopped early due to excess deviation.

2) Assays are reported uncut.

3) True widths are not reported at this time.

Figure 1. Plan View

4200
4400
4600
4800
5000
Legend
Mineralized Zones
Porphyry
Highly Altered Rock
Ultramafic
Mafic Volcanics
Sediments
Timmins Mine Shaft
Timmins Mine Thunder Creek Access Drift
TC200-005A
8.59 gpt /8.90m
incl. 15.03 gpt /4.65m (VG)
TC200-004
15.07 gpt /10.40m
incl. 65.89 gpt /3.60m VG
TC200-002A
12.60 gpt /9.10m
incl. 19.27 gpt /5.60m VG
Thunder Creek Deposit
TC200-002A
TC200-003
TC200-004
TC200-001B
7800
7600
7400
7200
7000
6800
6600
LAKE SHORE GOLD CORP.
THUNDER CREEK
9755 LEVEL
(-295 ELEVATION)
Date: June, 2010
File: tc-200_9755_elev.mxd
Name:

Figure 2. Cross Section